[redacted]

14047569

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29639

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Securities Team, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 West Cummings Park, Suite 6050
(No. and Street)

Woburn	MA	01801
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey Ewing (781) 935-4200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Samet & Company, PC
(Name – *if individual, state last, first, middle name*)

1330 Boylston Street	Chestnut Hill	MA	02467
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/18/14

OATH OR AFFIRMATION

I, Jeffrey Ewing, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Securities Team, Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KATE E. CONCANNON
MY COMMISSION EXPIRES 11-14-2019
COMMONWEALTH OF MASSACHUSETTS
NOTARY PUBLIC

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICAN SECURITIES TEAM, INC.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

Year Ended December 31, 2013

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
American Securities Team, Inc.

Report on the Financial Statements

We have audited the accompanying statement of financial condition of American Securities Team, Inc. (a Massachusetts corporation, the "Company") as of December 31, 2013, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Samet & Company PC
1330 Boylston Street
Chestnut Hill, MA 02467

617.731.1222
617.734.8052 fax

www.samet-cpa.com

INDEPENDENT AUDITORS' REPORT (CONTINUED)

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Securities Team, Inc. as of December 31, 2013 and the results of its operations and its cash flows, for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Samet & Company PC

Chestnut Hill, Massachusetts
February 24, 2014

AMERICAN SECURITIES TEAM, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2013

ASSETS

Cash	$	40,100
Receivables - affiliates		53,000
Prepaid expenses		2,365
Marketable securities, at market vlaue		318,400
Advances receivable - affiliates		297,200
	$	711,065

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$	15,168
Deferred income taxes		35,977
		51,145
Stockholder's equity:		
Common stock, no par value,		
Authorized 200,000 shares		
Issued and outstanding 42,000 shares		431,723
Retained earnings		228,197
		659,920
	$	711,065

See notes to financial statements

AMERICAN SECURITIES TEAM, INC.

STATEMENT OF INCOME
Year Ended December 31, 2013

Revenues:		
Investor service fees	$	72,327
Dividend income		4,160
Miscellaneous income		3,850
Unrealized gains		118,480
		198,817
Expenses:		
Employee compensation and benefits		23,372
Professional fees		65,593
Regulatory fees		4,415
Other expenses		17,835
		111,215
Net income before taxes		87,602
Provision for income taxes		29,028
Net income	$	58,574

See notes to financial statements

AMERICAN SECURITIES TEAM, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year Ended December 31, 2013

	Capital Stock Common Shares		Capital Stock Common Amount		Retained Earnings		Total
Balance, January 1, 2013	42,000	$	431,723	$	169,623	$	601,346
Net income	-		-		58,574		58,574
Balance, December 31, 2013	42,000	$	431,723	$	228,197	$	659,920

See notes to financial statements

AMERICAN SECURITIES TEAM, INC.

STATEMENT OF CASH FLOWS
Year Ended December 31, 2013

Cash flows from operating activities:		
Net income	$	58,574
Adjustments to reconcile net income to net cash used for operating activities:		
Unrealized holding gain		(118,480)
Changes in operating assets and liabilities:		
Receivables - affiliates		(3,601)
Prepaid expenses		105
Accounts payable and accrued expenses		9,423
Due to affiliates		(10,543)
Income taxes payable		(7,558)
Deferred income taxes		29,028
Net cash used for operating activities		(43,052)
Net decrease in cash during the year		(43,052)
Cash, beginning of year		83,152
Cash, end of year	$	40,100

See notes to financial statements

AMERICAN SECURITIES TEAM, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2013

Note 1 **Organization and nature of business**

American Securities Team, Inc. (the "Company") was organized as a Massachusetts corporation on December 19, 1996, pursuant to Chapter 156B of the Massachusetts general laws. The Company was formed to engage in and carry on the business of a broker-dealer in securities, including but not limited to the buying and selling, dealing and trading in, acquiring and disposing of, as principal or as agent, any and all negotiable and non-negotiable instruments or securities; and, in general to carry on any and all businesses and activities permitted to corporations organized under the provisions of Chapter 156B wherever the same way lawfully be done. The Company will limit its broker/dealer operations to those described in Paragraphs (a)(2)(ii), (a)(2)(iii), and (a)(2)(iv) of SEC rule 15c3-1. The Company is licensed in Massachusetts, New York, and Florida.

The Company also provides investor services to the limited partners of various residential rental entities located primarily in Massachusetts. These entities are affiliated with the Company. Investor service fees represent the company's principal business activity for the year ended December 31, 2013.

The Company is a wholly-owned subsidiary of Apt Management Group, Inc. (the "Parent Company"). The Company is included in consolidated financial statements issued by the Parent Company and it files consolidated income tax returns with the Parent Company.

The Company is a registered broker under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

Note 2 **Summary of significant accounting policies**

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2013 the Company had nothing in excess of FDIC insured limits. The Company has not experienced any losses in such accounts.

AMERICAN SECURITIES TEAM, INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
December 31, 2013

Note 2 **Summary of significant accounting policies (continued)**

Income Taxes
The Company files consolidated income tax returns with its Parent Company. The Company computes its federal and state taxes utilizing the tax rates available to the Company as if it were a separate taxpayer and it remits these taxes to or records a receivable from the Parent Company. Any additional tax expense or benefit resulting from the impact of consolidated is borne by the Parent Company. The state net worth tax is computed on the Company's allocable net worth and is paid directly to the state.

The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. A deferred tax liability is recognized for temporary differences which will result in deductible amounts in future years and a deferred tax asset is recognized for tax loss and credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Deferred income taxes are provided for temporary differences which arise primarily from differences in the valuation of investments for financial reporting and tax purposes as a result of unrealized gains and losses on trading securities.

Management has evaluated significant tax positions against the criteria established by professional standards and believes there are not such tax positions requiring accounting recognition in the financial statements. Management does not believe its evaluation of tax positions will significantly change within twelve months of December 31, 2013. Any changes in tax positions will be recorded when the ultimate outcome becomes known. The Company's federal and state tax returns remain open for examination for the past three years.

Accounts Receivable
Accounts receivable are stated at the amount management expects to collect on balances outstanding at year-end. Management closely monitors outstanding balances and provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on historical collection experience, its assessment of current economic conditions, and reviews and assessment of the financial condition of the debtor. The Company has determined that no allowance is necessary as of December 31, 2013.

Note 2 **Summary of significant accounting policies (continued)**

Investments
The Company classifies its marketable equity securities as trading securities and, as a result, they are stated at fair value. Fair value is based on quoted market prices. Realized gains and losses on trading securities are recognized in income.

Use of estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from these estimates.

Investor Service Fees
Annual investor service fees received from the affiliates and limited partners of the affiliates are recognized when earned. These fees include amounts for services in providing reports to the investor limited partners of the affiliates, transfer of ownership fees to limited partners of the affiliates and a program management fee for one of the affiliates. In accordance with the respective partnership agreements, fees for providing reports to the investor limited partners are generally based upon annual amounts ranging from $2,500 to $6,000 per partnership. The program management fee is based upon an annualized amount of one-half of the one percent of the outstanding balance of the affiliate's debt and contributed capital. The amounts received in 2013 were $43,500 of investor services fees and $28,576 of the program management fees.

Fair value
Accounting standards require expanded disclosures to provide information about the extent to which fair value is used to measure certain assets and liabilities, the methods and assumptions used to measure fair value, and the effect of fair value measures on earnings. The Company's financial assets reflected in the financial statements at fair value include securities owned (see Note 3 and 6).

Subsequent events
The Company has evaluated subsequent events through February 24, 2014, which is the date the financial statements were available to be issued.

Note 3 **Marketable Securities**

The Company owns 8,000 unrestricted shares of common stock in the NASDAQ Stock Market, Inc. These securities are deemed to be readily marketable. The estimated fair value at December 31, 2013 was $318,400, as determined by quoted market prices. The cost of the securities was $133,100. Of the unrestricted shares, 6,000 can only be sold pursuant to a shelf registration filed by NASDAQ and the related prospectus supplements, subject to the right of NASDAQ under certain circumstances to require holders to refrain from selling under the shelf registration statement and prospectus supplements. Accordingly, the Securities and Exchange Commission has concluded that such shares can be valued at the market price of the shares provided that the NASDAQ has not required holders to refrain from selling under the shelf registration statement and prospectus supplements.

Note 4 **Net capital requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance and requires that the Company's aggregate indebtedness to net capital ratio, as defined, shall not exceed 15 to 1.

At December 31, 2013 the Company's net capital was $216,445, which was $211,445 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital was 7%.

Note 5 **Income taxes**

Provision for income taxes consisted on the following for the year ended December 31, 2013:

State:	
Current	$ -
Deferred	11,256
	11,256
Federal:	
Current	-
Deferred	17,772
	17,772
	$ 29,028

Note 5 **Income taxes (continued)**

The deferred liability includes the following components at December 31, 2013:

	Federal	State	Total
Deferred tax liability	$ 21,532	$ 14,445	$ 35,977

The Company continues to be subject to federal or state tax examinations by taxing authorities for the years 2010, 2011, and 2012.

Note 6 **Fair value measurements**

Accounting standards require all financial assets and liabilities recognized or disclosed in the financial statements on a recurring basis (at least annually) be presented at fair value. The standards define fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The standards also establish a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value

The standards describe three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets or liabilities that are accessible at the measurement date.

Level 2 – Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities in active markets; quoted prices for similar assets or liabilities in markets that are not active; or model-derived valuations or other inputs that are observable or can be corroborated by observable market data for the assets or liabilities.

Level 3 – Unobservable inputs for the assets or liabilities. These inputs reflect the Company's assumptions about the assumptions a market participant would use in pricing the asset or liability.

Note 6 **Fair value measurements (continued)**

The following table summarizes the valuation of the Company's financial assets at December 31, 2013:

Financial Asset:	December 31, 2013	Level 1	Level 2	Level 3
Equity securities	$318,400	$318,400	$ -	$ -
Total	$318,400	$318,400	$ -	$ -

The equity securities measured using Level 1 inputs are valued based on readily available market prices.

Note 7 **Related party transactions**

The Company earned investor service fees from affiliated limited partnership entities aggregating $43,500 during the year ended December 31, 2013. These fees are, generally, payable from the limited partnership's distributable cash flow. The determination of cash flow is based on the partnership agreement and may be further limited by regulatory, loan, or other agreements. At December 31, 2013, $53,000 of service fees were due from the affiliated entities.

The advances receivable – affiliates of $297,200 are non-interest bearing with no specific terms of repayment.

During the year ended December 31, 2013, the Company paid a related party $30,000 for consulting services.

Note 8 **Reserve requirement pursuant to Rule 15c3-3**

The Company is exempt from the provisions of Securities and Exchange Rule 15c3-3 under the exemptive provision under paragraph (k)(2)(ii) as all transactions with and for customers are cleared by other brokers on a fully disclosed basis.

Note 9 **Subsequent event**

The Company has terminated all operations effective January 30, 2014.

INDEPENDENT AUDITORS' REPORT ON SUPPLEMETARY INFORMATION REQUIRED BY RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

To the Board of Directors and Stockholder of
American Securities Team, Inc.

We have audited the financial statements of American Securities Team, Inc. as of and for the year ended December 31, 2013, and have issued our report thereon dated February 24, 2014, which contained an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained on page 14, required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such supplementary information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information on page 14 is fairly stated in all material respects in relation to the financial statements as a whole.

Samet & Company PC

Chestnut Hill, Massachusetts
February 24, 2014

AMERICAN SECURITIES TEAM, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
Year Ended December 31, 2013

Net capital			
Stockholder's equity		$	659,920
Deductions and charges:			
Nonallowable assets:			
Receivables - affiliates	(53,000)		
Advances receivable - affiliates	(297,200)		
Prepaid expenses	(2,365)		(352,565)
Net capital before haircuts on securities positions			307,355
Haircuts on securities:			
Trading and investing securities	(47,760)		
Undue concentration	(43,150)		(90,910)
Net capital		$	216,445
Aggregate indebtedness			
Accounts payable and accrued expenses		$	15,168
Computation of basic net capital requirement			
Minimum net capital required		$	1,011
Minimum dollar net capital required			5,000
Net capital requirement			5,000
Excess net capital		$	211,445
Net capital less 120% of minimum dollar net capital required		$	210,445
Percentage of aggregate indebtedness to net capital			7%

Reconciliation with Company's computation (included in part II of form X-17A-5 as of December 31, 2013)

Net capital, as reported in Company's part II (unaudited) focus report	$	216,445
Net capital per above	$	216,445

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors and Stockholder
of American Securities Team, Inc.

In planning and performing our audit of the financial statements of American Securities Team, Inc. (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17(a)-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3 (CONTINUED)

Because of the inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be a material weakness. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Samet & Company PC

Chestnut Hill, Massachusetts
February 24, 2014

SAMET